

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2021

Gary A. Simanson
President and Chief Executive Officer
Thunder Bridge II Surviving Pubco, Inc.
9912 Georgetown Pike
Suite D203
Great Falls, Virginia 22066

> **Re: Thunder Bridge II Surviving Pubco, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed March 23, 2021**
> **File No. 333-252374**

Dear Mr. Simanson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 19, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-4 filed March 23, 2021

Summary of the Proxy Statement/Prospectus, page 8

1.   It appears that in response to prior comment 5, the company deleted the disclosure about "significant" out-of-pocket expenses incurred in connection with performing due diligence on suitable targets for business combinations and the negotiation of the business combination. Please revise the disclosure in the Summary beginning on page 8 and in the Q&A beginning on page 23 to quantify, if material, the out-of-pocket expenses.

Shareholder Proposal 6: The Advisory Charter Proposals, page 15

2.   We note your response to prior comment 2. Please clarify your disclosure on page 15 and elsewhere that the proposals are being presented "in accordance with the requirements" of the SEC to clarify that you are giving shareholders the opportunity to present their separate views on important corporate governance provisions.

Beneficial Ownership of Securities, page 187

3.   We note that in footnote 5 to the table, you indicate that there will be additional directors of the company after the business combination. Please identify all directors in a pre-effective amendment, and include them by name in the table. In addition, please fill in the identities of the beneficial owners in each of the footnotes.

    You may contact Jeff Gordon, Staff Accountant, at 202-551-3866 or Kevin Stertzel, Senior Accountant, at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Erin Purnell, Senior Counsel, at 202-551-3454 with any other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Manufacturing

cc: Jonathan H. Talcott